PROCEPT BioRobotics Appoints Mary Garrett to Board of Directors

REDWOOD CITY, Calif., January 4, 2022 -- PROCEPT® BioRobotics Corporation (Nasdaq: PRCT), a surgical robotics company focused on advancing patient care by developing transformative solutions in urology, today announced the appointment of Mary Garrett to its Board of Directors.

Ms. Garrett most recently served on the board of Hillrom Corporation which was acquired by Baxter International Inc. (NYSE: BAX) in December 2021. Ms. Garrett was the governance committee chair and served on the audit committee of Hillrom. She also previously served as a board member and was on the audit committee of Ethan Allen Interiors, Inc. (NYSE: ETH). Prior to these roles and her retirement in 2015, Ms. Garrett was the Chief Marketing Officer, Global Markets for IBM Corporation.

“Ms. Garrett’s impressive understanding of the technology industry and expertise in organizational development make her ideally suited to join PROCEPT’s board,” said Reza Zadno, PROCEPT CEO. “Her prior experience serving in multiple roles on public company boards and as a global marketing leader in large and developing markets will be very beneficial to our growing company.”

"I am pleased to join PROCEPT’s Board of Directors and be a part of a company that is using technology to advance patient care. The company’s rapid growth and ability to capture a large and expanding market are exciting, and I am looking forward to helping PROCEPT achieve these goals,” said Ms. Garrett.

With the appointment of Ms. Garrett, the Board of Directors of PROCEPT BioRobotics Corporation increased the number of directors on the Board to nine members.

About PROCEPT BioRobotics Corporation
PROCEPT is a surgical robotics company focused on advancing patient care by developing transformative solutions in urology. PROCEPT develops, manufactures and sells the AquaBeam Robotic System, an advanced, image-guided, surgical robotic system for use in minimally-invasive urologic surgery with an initial focus on treating benign prostatic hyperplasia, or BPH. BPH is the most common prostate disease and impacts approximately 40 million men in the United States. PROCEPT designed Aquablation therapy to deliver effective, safe and durable outcomes for males suffering from lower urinary tract symptoms, or LUTS, due to BPH that are independent of prostate size and shape or surgeon experience. PROCEPT has developed a significant and growing body of clinical evidence, which includes nine clinical studies and over 100 peer-reviewed publications, supporting the benefits and clinical advantages of Aquablation therapy.

Investor Contact:
Gilmartin Group
Matt Bacso, CFA
Matt.bacso@gilmartinir.com